Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES ELECTION
OF DIRECTORS

Edmonton, Alberta, October 1, 2013 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) today announced that the nominees listed in the Company’s information circular dated August 23, 2013 were elected as directors of the Company.

By resolution passed via ballot, the following eight nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The results of the ballot were as follows:

Nominee	Votes For	% For Votes	Withheld	% Withheld

Martin R. Ferron	22,506,857	99.69%	69,857	0.31%

Carl F. Giesler, Jr.	22,522,857	99.76%	53,857	0.24%

Ronald A. McIntosh	21,305,298	94.37%	1,271,416	5.63%

William C. Oehmig	22,477,904	99.56%	98,810	0.44%

Allen R. Sello	22,506,657	99.69%	70,057	0.31%

Jay W. Thornton	22,506,646	99.69%	70,068	0.31%

Peter W. Tomsett	22,506,846	99.69%	69,868	0.31%

K. Rick Turner	22,400,947	99.22%	175,767	0.78%

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The company maintains one of the largest independently owned equipment fleets in the region.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov, on the CSA website at www.sedar.com or on the Company’s website at www.naepi.ca.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca